UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 04.032.433/0001-80

Corporate Registry ID (NIRE) 33300275410

Publicly-held Company

NOTICE TO THE SHAREHOLDERS

CONTAX ANNOUNCES THE DATE OF THE PAYMENT OF DIVIDENDS AND THE DATE

THE SHARES START TO TRADE AS EX-DIVIDENDS

Rio de Janeiro, June 07, 2010 – Contax Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC: CTXNY) announces to the market that the payment of dividends to the shareholders of the Company, in the total gross value of R$ 90,000,000.00, as approved on the General Shareholders Meeting held on April 28, 2010, will commence on June 28, 2010. The holders of shares on June 17, 2010, will be entitled to the dividends disbursement. Therefore, the Company’s shares will be traded as ex-dividends starting on June 18, 2010 (including). The dividend value paid per share will be updated by the TR (Reference Rate), starting from January 1, 2010, until the date of the payment, as detailed below:

Dividend value – base December 31, 2009:

Share                         Gross Value per Share

ON (common)        R$ 1.5057570110

PN (preferred)       R$ 1.5057570110

Restatement as per the TR until June 17, 2010:

Share                         Gross Value per Share

ON (common)       R$ 1.5082255056

PN (preferred)      R$ 1.5082255056

Dividend value – June 28, 2010:

Share                         Gross Value per Share

ON (common)       R$ 1.5084792650

PN (preferred)      R$ 1.5084792650

Michel Neves Sarkis

Chief Financial and Investor Relations Officer

Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 08, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.